October 22, 2014

Via EDGAR

Jennifer Gowetski, Esq.
Stacie Gorman, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20529-0404

Re:                             Carey Watermark Investors 2 Incorporated
Amendment No. 1 to Registration Statement on Form S-11
File No. 333-196681

Dear Ms. Gowetski and Ms. Gorman:

Enclosed is Pre-Effective Amendment 2 (“Pre-Effective Amendment 2”) to the Registration Statement on Form S-11 of Carey Watermark Investors 2 Incorporated (the “Company”).  Pre-Effective Amendment No. 2 has been marked to show all changes made to Pre-Effective Amendment No. 1 to the Registration Statement.

Set forth below are the Company’s responses to the comments of the Staff of the Commission on Pre-Effective Amendment No. 1, as set forth in the Staff’s letter dated September 5, 2014.  The responses follow each comment and when applicable, include page references to Pre-Effective Amendment 2 indicating when disclosure has been added or modified in response to the Staff’s comments.  Pre-Effective Amendment 2 also reflects comments received by telephone from Rochelle Plesset, Esq. of the Division of Investment Management on pages 18, 32 and 76-77.

Estimated Use of Proceeds, page 47

1.              We note your revisions regarding the total distribution and shareholder servicing fee in the footnotes.  Please revise to clarify if the $11.5 million is included in the tables or if the distribution and shareholder servicing fee is in addition to the amounts shown in the tables.

The requested clarification has been added on page 49.

Conflicts of Interest, page 88

Our advisor, the subadvisor and their respective affiliates …, page 90

2.              We note your response to comment 21 of our letter dated July 8, 2014.  We note your disclosure that “CPA 18-Global commenced a $1.0 billion initial public offering in 2013 which raised gross proceeds of approximately $1.05 billion through July 14, 2014 and has approximately $250 million of shares remaining available for sale.” Please clarify, if true, that the shares sold over $1 billion are related to the dividend reinvestment plan, or otherwise advise.

The requested clarification has been added on pages 90-91.

Prior Performance Tables, page A-1

3.              We note Table III on page A-6.  Please revise to separately specify and quantify the distributions from operations, sales of properties, financing and offering proceeds.

Table III on page A-4 has been revised as requested.

Exhibits

4.              We note your response to comment 30 of our letter dated July 8, 2014.  Please briefly explain to us why you believe the registrant does not have “a beneficial interest” in the contract or, alternatively, file the agreement with your sub-advisor.

The subadvisory agreement has been added as an exhibit and will be filed in a later pre-effective amendment.

Draft Opinions

5.              Please have counsel revise the opinions to clarify that the $400,000,000 in DRIP shares are in addition to the $1 billion in shares.

The opinion has been revised as requested.  A revised draft is enclosed for review.

Draft Tax Opinion

6.              We note your references to representations in the Certificate of Representations.  Please revise to clarify that these representations are solely factual or explain to us how this assumption is appropriate.

The opinion has been revised as requested.  A revised draft is enclosed for review.

We appreciate the Staff’s review of Pre-Effective Amendment 2.  If you have any questions on this filing, please contact the undersigned at (212) 878-8526.

Sincerely,

/s/ Kathleen L. Werner

Kathleen L. Werner

cc:       Michael D. Medzigian

Sapna Sanagavarapu, Esq.

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10/22/14

[Form of Clifford Chance Opinion]

, 2014

Carey Watermark Investors 2 Incorporated
50 Rockefeller Plaza
New York, New York 10020

Ladies and Gentlemen:

We have acted as counsel to Carey Watermark Investors 2 Incorporated, a Maryland corporation (the “Company”), in connection with the offer and sale by the Company of shares of its class A common stock, par value $0.001 per share, and class C common stock, par value $0.001 per share (collectively, the “Common Stock”), having a maximum aggregate offering price of up to $1.4 billion, including up to $400,000,000 of Common Stock issuable pursuant to the Company’s Distribution Reinvestment Plan (the “DRIP Plan”). The Common Stock will be sold pursuant to the Company’s Registration Statement on Form S-11 (File No. 333-196681) (together with any amendments thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”).

In rendering the opinion expressed below, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of such corporate records, documents, certificates and other instruments as in our judgment are necessary or appropriate. As to factual matters relevant to the opinion set forth below, we have, with your permission, relied upon certificates of officers of the Company and public officials.

Based on the foregoing, and such other examination of law and fact as we have deemed necessary, we are of the opinion that the Common Stock has been duly and validly authorized and, when issued and sold in the manner contemplated by the prospectus for the offering of shares of Common Stock included in the Registration Statement and, in the case of the Common Stock issuable under the DRIP Plan, in the manner contemplated by that plan, such shares of Common Stock will be legally issued, fully paid and non-assessable under Maryland law.

This letter has been prepared for your use in connection with the Registration Statement and is based upon the law as in effect and the facts known to us on the date hereof. We have not undertaken to advise you of any subsequent changes in the law or of any facts that hereafter may come to our attention.

We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the caption “Legal Opinions” in the prospectus, which is a part of the Registration Statement. In giving this consent, we do not concede that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

[Form of Venable LLP Opinion]

, 2014

Carey Watermark Investors 2 Incorporated

50 Rockefeller Plaza

New York, NY 10020

Re:                             REIT Qualification of Carey Watermark Investors 2 Incorporated

Ladies and Gentlemen:

We have acted as your special tax counsel in connection with the issuance by Carey Watermark Investors 2 Incorporated, a Maryland corporation (the “Company”), of common stock, par value $0.001 per share, having a maximum aggregate offering price of up to $1.4 billion, including shares with an aggregate offering price of up to $400,000,000 under the Company’s Distribution Reinvestment and Stock Purchase Plan, pursuant to the Registration Statement on Form S-11 (Registration No. 333-196681) filed by the Company with the Securities and Exchange Commission of the United States (the “Registration Statement”).

In rendering this opinion, we have examined and relied on the following documents:

1.                                      the Articles of the Company;

2.                                      the Bylaws of the Company;

3.                                      the Agreement of Limited Partnership of CWI 2 OP, LP (the “Partnership”);

4.                                      a letter of certain representations of the Company dated August 7, ~~2014~~2014, which representations are intended to be solely factual in nature (the “Certificate of Representations”);

5.                                      the Registration Statement.

In our examination of the foregoing documents, we have assumed that (i) all representations and statements in such documents are true and correct, (ii) any documents which have not yet been executed or adopted will be executed or adopted without substantial modification, and (iii) the Company will operate in accordance with the method of operation described in its organizational documents, the Registration Statement and the Certificate of Representations.  For purposes of rendering this opinion, we have also assumed that each representation contained in the Certificate of

Representations is accurate and complete and that the signature on the Certificate of Representations is genuine.

Based on the foregoing and in reliance thereon, and subject thereto and on an analysis of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations thereunder, judicial authority and current administrative rulings and such other laws and facts as we have deemed relevant and necessary, we hereby state our opinion that (1) commencing with its initial taxable year ending on December 31, 2015, the Company will be organized in conformity with the requirements for qualification and taxation as a real estate investment trust (a “REIT”) under the Code, and its proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT for its taxable year ending December 31, 2015 and subsequent taxable years, and (2) the statements in the Registration Statement under the caption “United States Federal Income Tax Considerations,” to the extent they describe matters of federal income tax law or legal conclusions relating thereto, are correct in all material aspects.  This opinion represents our legal judgment, but it has no binding effect or official status of any kind, and no assurance can be given that contrary positions may not be taken by the Internal Revenue Service or a court.

The Company’s qualification as a REIT will depend upon the continuing satisfaction by the Company and, given the Company’s current ownership in the Partnership, by the Partnership, of the requirements of the Code relating to qualification for REIT status, which requirements include those that are dependent upon actual operating results, distribution levels, diversity of stock ownership, asset composition, source of income and record keeping.  We do not undertake to monitor whether the Company or the Partnership actually will satisfy the various REIT qualification tests.  We express no opinion as to the laws of any jurisdiction other than the Federal income tax laws of the United States of America to the extent specifically referred to herein.

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This opinion is furnished in connection with the transaction described herein.  This opinion is expressed as of the date hereof, and we disclaim any undertaking to advise you of any subsequent changes in the matters stated, represented or assumed herein, or of any subsequent changes in applicable law.

Very truly yours,

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